One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com
December 3, 2009
VIA FACSIMILE AND EDGAR
Ms. Era Anagnosti
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4631

Re:	Builders FirstSource, Inc. Registration Statement on Form S-3 Filed on November 5, 2009 File No. 333-162906
Dear Ms. Anagnosti:
          On December 3, 2009, Builders FirstSource, Inc. (the “Company”) filed via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1 to the Registration Statement”).
          Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Company dated November 30, 2009. The responses below are numbered to correspond with the paragraphs of the Staff’s comment letter. The references in the Company’s responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 1 to the Registration Statement, which we are providing to you for your convenience.
General
1.	Based upon the number of shares of common stock currently outstanding and the number of shares beneficially owned by non-affiliates, please advise us as to the basis upon which you are eligible to register this transaction on Form S-3. Refer to General Instruction I.B. of Form S-3.
          In response to the Staff’s comment, we respectfully submit that the Company is eligible to register this transaction on Form S-3 pursuant to General Instruction I.B.1 of Form S-3 because the aggregate market value of the common stock of the Company held by non-affiliates

Ms. Era Anagnosti
December 3, 2009

within 60 days of the filing of the Registration Statement was greater than $75 million. The closing price of the common stock of the Company on October 6, 2009 was $5.28 and, on that date, the Company had approximately 17,619,061 outstanding shares held by non-affiliates, or approximately $93,028,642.08 aggregate market value held by non-affiliates.
2.	We note that you have entered into an investment agreement, pursuant to which JLL Partners and Warburg Pincus have agreed to purchase certain unsubscribed shares of your common stock in the rights offering. It appears JLL Partners and Warburg Pincus have already made their investment decision with respect to the common stock that is the subject of the investment agreement. To the extent the investment agreement represents an investment decision, the offering is deemed to have commenced privately and must be completed privately. Please provide a legal analysis addressing why you believe it is appropriate to register these shares of common stock on this Form S-3 at this time.
          In response to the Staff’s comment, we respectfully submit that the Registration Statement registers the offer of up to 58,571,428 shares of the Company’s common stock (the “Offered Shares”) that may be issued upon exercise of transferable subscription rights (the “Rights”). Pursuant to the Investment Agreement, dated as of October 23, 2009 (the “Investment Agreement”), by and among the Company, JLL Partners Fund V, L.P. (“JLL”), and Warburg Pincus Private Equity IX, L.P. (“Warburg Pincus”), JLL and Warburg Pincus have agreed with the Company that, to the extent gross proceeds from the Company’s sale of the Offered Shares in the rights offering are less than $75.0 million, JLL and Warburg Pincus will purchase, at the rights offering subscription price of $3.50 per share, a number of shares of the Company’s common stock up to a total of 21,428,572 shares such that the gross proceeds to the Company from both the sale of the Offered Shares in the rights offering and the sale of shares to JLL and Warburg Pincus pursuant to the Investmenet Agreement total $75.0 million. The shares of the Company’s common stock, if any, that are actually purchased by JLL and Warburg Pincus pursuant to the Investment Agreement are referred to as the “Unsubscribed Shares.”
          The Company acknowledges that the Unsubscribed Shares are not being registered pursuant to the Registration Statement and that the sale of the Unsubscribed Shares by the Company to JLL and Warburg Pincus will be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). We do note, however, that, if the Company receives gross proceeds of more than $75.0 million in the rights offering, the Company will not have the right, under the terms of the Investment Agreement, to require JLL and Warburg Pincus to purchase any shares of the Company’s common stock.
          Moreover, JLL and Warburg Pincus, as holders of the Company’s common stock, will be entitled to exercise Rights they receive in the rights offering pro rata with other stockholders. However, neither JLL nor Warburg Pincus has indicated whether it intends to exercise any Rights in the rights offering. Accordingly all of the Offered Shares must be registered on the Registration Statement.

Ms. Era Anagnosti
December 3, 2009

3.	We note that you omitted certain information throughout the prospectus, such as the subscription rights ratio, the record date, and the expiration date of the rights offering. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.
          The Company intends to include the information relating to the subscription rights ratio and the expiration date of the rights offering, depending on when the Registration Statement is declared effective, either in a pre-effective amendment to the Registration Statement, a prospectus supplement filed pursuant to Rule 424(b) or a post-effective amendment to the Registration Statement filed pursuant to Rule 430A. This information will be included promptly following the record date once the subscription rights ratio is determined based upon the number of shares of common stock of the Company outstanding on the record date.
Cover Page of Registration Statement
4.	We note that you are required to conduct the rights offering for a period of at least 30 days and that the rights offering may be extended. Please revise to check the Rule 415 box on the cover page and to provide the relevant undertakings required by Item 512(a) of Regulation S-K.
          In response to the Staff’s comment, the Company has checked the Rule 415 box on the cover page to Amendment No. 1 to the Registration Statement and included the relevant undertakings required by Item 512(a) of Regulation S-K. Please see pages II-2 and II-3 of Amendment No. 1 to the Registration Statement.
Questions and Answers Relating to the Rights Offering, page 1
How was the subscription Price of $3.50 per share determined?, page 2
5.	We note the disclosure that in determining the subscription price the board of directors considered, among other things, the opinion of Moelis & Company LLC. We note similar disclosure in the risk factor “The subscription price determined for the rights offering is not an indication of the fair value of our common stock” on page 28. We have the following comments:
•	Please revise to provide a summary of the opinion or advise us as to the basis for not doing so. In addition, please advise us as to the basis for not including a copy of the opinion in the prospectus or filing a copy of the opinion as an exhibit to the registration statement. Refer to Rule 408 of Regulation C.

•	Since you have not filed the consent of Moelis & Company LLC as a third party expert in accordance with Section 7(a) of the Securities Act and Rule 436 under the Securities Act, please confirm to us that the disclosure in the prospectus regarding the opinion is not expertised disclosure. Please refer to Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations, which are available on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Ms. Era Anagnosti
December 3, 2009

          As discussed with the Staff on December 2, 2009, we respectfully submit that a summary of the opinion of Moelis & Company is not required to be disclosed in the Registration Statement and is not material to the investment decision to be made in connection with the rights offering. Unlike business combination transactions subject to Regulation M-A, there is no specific line item request mandating disclosure of a summary of a financial advisor’s opinion in connection with the Company’s proposed rights offering. As noted by the Staff, Rule 408 of Regulation C requires the Company to include in the Registration Statement “such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.” Information is deemed material under TSC Industries, Inc. v. Northway, 426 U.S. 438 (1976) when there is a substantial likelihood that, under all the circumstances, the omission of information would have assumed actual significance in the investment decision. After careful consideration of the facts and relevant legal standards, the Company has determined that the opinion of Moelis is not material to a Rights holder’s decision to exercise its Rights for the reasons discussed below.
          As discussed in the Registration Statement, Moelis was engaged as the independent financial advisor to the Special Committee of the Board of Directors and provided its opinion to the Special Committee to assist the Special Committee in its consideration of the recapitalization proposals made by two of the Company’s affiliates, JLL and Warburg Pincus, and its determination to recommend the recapitalization transactions, of which the rights offering only forms a part, to the whole Board. In the rights offering subject to the Registration Statement, each stockholder as of the record date will receive a dividend of a Right and each stockholder will have the right to exercise or transfer such Rights. The Special Committee and the Board do not recommend and the Moelis opinion is not a recommendation to those stockholders receiving Rights on whether they should exercise those Rights and buy shares at the subscription price or sell their Rights to a third party. Further, the Moelis opinion is not an opinion as to whether the subscription price is a fair price for a share of Company common stock. As such, disclosure of the opinion or underlying analysis would not assist a Rights holder in its decision to exercise its Rights. With respect to the Registration Statement relating to the rights offering, we have included disclosure regarding receipt of the opinion only because we believe that the disclosure regarding the receipt by the Special Committee of the advice of the independent financial advisor is relevant to a reader in the context of identifying one of a number of factors considered by the Special Committee in recommending the recapitalization transactions to the Board.
          In response to the Staff’s comment in the second bullet, the Company has included the consent of Moelis & Company as Exhibit 23.3 to Amendment No. 1 to the Registration Statement. As noted above, we do not believe the Moelis opinion is material to the rights offering and therefore have not filed the opinion as an Exhibit to the Registration Statement.
What are the U.S. Federal Income tax consequences of exercising rights?, page 7
6.	Please revise your disclosure here to remove the word “generally.” when you discuss material U.S. Federal tax consequences resulting from the rights offering. Please make this change on pages 12 and 41 of the filing where you make similar disclosure.
          In response to the Staff’s comment, the Company has revised the disclosure. Please see pages 7, 13 and 45 of Amendment No. 1 to the Registration Statement.

Ms. Era Anagnosti
December 3, 2009

7.	We note your disclosure in the second paragraph on page 47 stating that you did not seek an opinion of counsel regarding U.S. Federal income tax consequences of the rights offering. Considering the tax-free nature of the receipt of the subscription rights in the rights offering, and the requirements of Item 601(b)(8) of Regulation S-K, please tell us why an opinion of counsel regarding this material tax matter is not required to be provided.
          As discussed with the Staff, we respectfully submit that as you note, Item 601(b)(8) of Regulation S-K requires issuers to file an opinion of counsel as an exhibit to a registration statement “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Information is deemed material under TSC Industries, Inc. v. Northway, 426 U.S. 438 (1976) when there is a substantial likelihood that, under all the circumstances, the omission of information would have assumed actual significance in the investment decision. As described in the prospectus contained in Amendment No. 1 to the Registration Statement, the tax treatment of the dividend of the Rights and the exercise of the Rights is the usual and expected tax treatment for a rights offering under the Internal Revenue Code, and as such, the disclosure regarding the U.S. Federal income tax consequences is not material to the investment decision. As such, we believe that it is appropriate for the Company to provide this disclosure regarding U.S. Federal income tax consequences, but that no separate opinion of counsel should be required.
Summary, page 8
8.	Please revise the second sentence of the introductory paragraph to remove the statement that the disclosure in this section “is not complete.” A summary, by its nature, is not complete. This language suggests that you may not have provided a materially complete summary.
          In response to the Staff’s comment, the Company has revised the disclosure. Please see page 9 of Amendment No. 1 to the Registration Statement.
Extension, cancellation, and amendment, page 12
9.	Please include here a reference to your page 33 discussion where you disclose how you will notify the stockholders about an extension of the duration of the rights offering.
          In response to the Staff’s comment, the Company has revised the disclosure to include information on how the stockholders will be notified about an extension of the duration of the rights offering. Please see page 13 of Amendment No. 1 to the Registration Statement.
Risk Factors, page 16
10.	Your statement that investors should consider “any risks described in [y]our other filings with the SEC” is not appropriate. You may only refer to filings which you are permitted to incorporate by reference in the registration statement. Please revise your disclosure accordingly.

Ms. Era Anagnosti
December 3, 2009

          In response to the Staff’s comment, the Company has revised the disclosure. Please see page 17 of Amendment No. 1 to the Registration Statement.
11.	We note your disclosure in the fourth sentence of the introductory paragraph. Please be advised that you should disclose all known material risks. If risks are not deemed material, you should not reference them. Please revise your disclosure accordingly. Refer to Staff Legal Bulletin No. 7A (June 7, 1999), sample comment #30.
          In response to the Staff’s comment, the Company has revised the disclosure. Please see page 17 of Amendment No. 1 to the Registration Statement.
In view of the current housing downturn, we may be required to take additional impairment charges..., page 17
12.	Please revise your disclosure to quantify the 2008 impairment charges, and to the extent possible, any potential 2009 charges which may have resulted given the company’s financial performance to date. Also, please elaborate on the “certain facilities” which may face closure and negatively affect your financial condition and results of operations.
          In response to the Staff’s comment, the Company has revised the disclosure. Please see page 18 of Amendment No. 1 to the Registration Statement.
Forward-Looking Statements, page 30
13.	Please remove the word “will” in the middle of the first paragraph since it does not constitute forward-looking terminology, but it rather provides assurances of future performance.
          In response to the Staff’s comment, the Company has revised the disclosure. Please see page 31 of Amendment No. 1 to the Registration Statement.
14.	We note the statement in the first paragraph that all “subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document.” Please advise us as to the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act.
          In response to the Staff’s comment, the Company has revised the disclosure. Please see page 31 of Amendment No. 1 to the Registration Statement.
Use of Proceeds, page 31
15.	In accordance with Instruction 4 to Item 504 of Regulation S-K, please revise your disclosure to include the maturity date of the 2012 notes. We note that in Note 9 to your

Ms. Era Anagnosti
December 3, 2009

consolidated financial statements for the year ended December 31, 2008, you disclose that these notes mature on February 15, 2012 (see page 62 of the latest Form 10-K).
          In response to the Staff’s comment, the Company has revised the disclosure. Please see page 32 of Amendment No. 1 to the Registration Statement.
The Rights Offering, page 33
16.	Similar to the disclosure provided in the “Background of Recapitalization Transactions” on page 23 of the Preliminary Proxy Statement on Schedule 14A as filed with the Commission on November 3, 2009, please expand your disclosure here to provide more detailed background information resulting on the board’s decision to undertake the recapitalization transactions, as well as the role that JLL and Warburg Pincus played in the process. Please also include a discussion regarding the negotiation of the material terms of the investment agreement.
          In response to the Staff’s comment, the Company has added the required disclosure on pages 34 to 36 of Amendment No. 1 to the Registration Statement.
Legal Matters, page 54
17.	Please include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.
          In response to the Staff’s comment, the Company has revised the disclosure. Please see page 58 of Amendment No. 1 to the Registration Statement.
Part II
Exhibit Index
18.	We note that you incorporate by reference from a Form 8-K filed on October 23, 2009 the investment agreement filed as exhibit 10.1 to the registration statement. It does not appear that exhibit B to the investment agreement was included in the Form 8-K. Please advise or re-file a complete copy of the agreement, including the exhibits. In addition, please separately list the registration rights agreement as an exhibit to the registration statement.
          In response to the Staff’s comment, the Company has filed the Investment Agreement, including all exhibits, as Exhibit 10.1 to Amendment No. 1 to the Registration Statement and has filed Exhibit B to the Investment Agreement, the Form of the Registration Rights Agreement among the parties, as Exhibit 4.8 to Amendment No. 1 to the Registration Statement.
19.	We note that you incorporate-by reference from a Form 8-K filed on October 23, 2009 the support agreement filed as exhibit 10.2 to the registration statement. It appears that the copy of the agreement filed as an exhibit to the Form 8-K was a “form” of support agreement. However, it appears that the support agreement was executed on October 23, 2009. Please advise or file the executed copy of the support agreement.

Ms. Era Anagnosti
December 3, 2009

          In response to the Staff’s comment, the Company has filed the Support Agreement, as executed on October 23, 2009 by the Company and each of the Holders party thereto as Exhibit 10.3 to Amendment No. 1 to the Registration Statement, and has filed Amendment No. 1 to the Support Agreement as Exhibit 10.4 to Amendment No. 1 to the Registration Statement, both of which are incorporated by reference from the Company’s Current Report on Form 8-K filed with the Commission on December 3, 2009.
Exhibit 5.1. Opinion of Alston & Bird LLP
20.	We note counsel’s statement in the fourth paragraph that its opinion is limited to the “General Corporation Law of the State of Delaware, applicable provisions of the Constitution of the State of Delaware and reported judicial decisions interpreting such General Corporation Law and Constitution that, in our professional judgment, are normally applicable to transactions of the type contemplated by the Registration Statement, and we do not express any opinion herein concerning any other laws.” We have the following comments:
•	Please have counsel delete the qualification “in our professional judgment,” as it is too vague and inherently subjective.

•	Please have counsel delete the qualification regarding laws that are normally applicable to “transactions” of the type contemplated by the registration statement and instead address those laws applicable to the “securities being registered.” In this regard, we note that Item 601(b)(5) of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.
          In response to the Staff’s comment, Alston & Bird LLP has revised its opinion, which the Company has filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.
*   *   *
          The Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          As discussed with the Staff, we would greatly appreciate the expedited review of these responses. If you have any questions or if the Staff has further comment, please call me at (404) 881-7936 or Brendan McGill at (404) 881-4487.

Ms. Era Anagnosti
December 3, 2009

Sincerely,
/s/ William Scott Ortwein
William Scott Ortwein

cc:	Pamela A. Long Andrew Schoeffler Donald F. McAleenan Robert Pincus Allison L. Land Andrew M. Johnston